October 26, 2007

Confidential Communication

Via EDGAR Filing and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mr. Daniel Morris Mail Stop 3561 Telephone No. (202) 551-3314

Re:	Raytheon Company (“Raytheon,” or the “Company”) Definitive Proxy Statement on Schedule 14A, as filed on March 21, 2007 (Commission File No. 001-13699) (the “2007 Proxy Statement”)

Dear Mr. Morris:

We are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated September 26, 2007 (the “Comment Letter”) relating to the 2007 Proxy Statement. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.

Please note that we are filing this response letter via EDGAR submission and also are delivering a copy of the submission to your attention via overnight courier.

We have noted below all responses for which we request, pursuant to Commission Rule 83, confidential treatment from disclosure under the Freedom of Information Act or otherwise. If any request is made for disclosure of these items, we would appreciate being notified promptly, so that we may provide further support for our request of confidentiality.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

Definitive Proxy Statement on Schedule 14A filed on March 21, 2007

Certain Relationships and Related Transactions, page 6

1.	Please specifically disclose your policies with respect to related person transactions. Refer to Item 404(b) of
Regulation S-K.

Company Response:

As stated on page 6 of the 2007 Proxy Statement, in January 2007, the Board of Directors, upon the recommendation of the Governance and Nominating Committee, adopted a written Related Party Transactions Policy providing for the review and approval or ratification by the Governance and Nominating Committee of certain transactions or relationships involving Raytheon and its directors, executive officers, certain stockholders and their affiliates. In reviewing a transaction or relationship, the Governance and Nominating Committee will take into account, among other factors it deems appropriate, whether it is on terms no more favorable than to an unaffiliated third party under similar circumstances, as well as the extent of the related party’s interest in the transaction.

In response to the Staff’s comment, we will include in those future filings that require disclosure pursuant to Item 404 of Regulation S-K either a reference to a website where the Related Party Transactions Policy can be found or more detailed disclosure regarding the Related Party Transactions Policy, including the following:

•

Related party transactions include all transactions and relationships involving payments in excess of $120,000 in any year between Raytheon or its subsidiaries and any executive officer, director or 5% shareholder, including their immediate family members and certain entities in which they have a significant interest.

•	The Governance and Nominating Committee reviews the material facts of all related party transactions and determines whether to approve or ratify the transaction.

•

The General Counsel (or the Chief Executive Officer, in the case of a transaction involving the General Counsel) provides information regarding related party transactions to the Governance and Nominating Committee based on information solicited by the General Counsel.

•

Certain transactions have been pre-approved by the Governance and Nominating Committee for purposes of the policy, including (a) executive officer compensation approved by the Board, (b) director compensation, (c) certain relatively small transactions between Raytheon and other companies, (d) certain charitable

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

contributions made by Raytheon, and (e) relationships considered by the Board in its independence determinations.

Director Compensation, page 11

2.	Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in Management’s Discussion and Analysis. See the Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

Company Response:

There are no assumptions that apply to the valuation of full value stock awards of the types disclosed in the Director Compensation Table in the 2007 Proxy Statement, other than those that relate to the estimate of forfeitures, which are required to be disregarded. The assumptions referred to in Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi), apply in the case of other types of equity awards, such as options or stock appreciation rights. Examples of such assumptions that might be used to value option awards would include expected term, expected stock price volatility, annual dividend yield and risk-free rate of return. For full value stock awards, such as those held by Raytheon’s directors, the accounting expense per Statement of Financial Accounting Standards No. 123(R), paragraph 21, is based solely on the stock price on the date of grant.

In response to the Staff’s comment, we will include in those future filings that require disclosures pursuant to Item 402(k) of Regulation S-K a description of the assumptions made in the valuation of any awards in the option awards column of the Director Compensation table, by reference to a discussion of those assumptions in the Company’s financial statements, footnotes to the financial statements, or discussion in the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We will also state in such filings that the reported expense for full value awards is based solely on the stock price on the date of grant.

Market Data, page 19

3.

We note your benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please disclose the actual percentiles for total compensation, and each benchmarked element of compensation, in the most

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

recently-ended fiscal year. Include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Company Response:

In the 2007 Proxy Statement, we made extensive disclosures regarding the Company’s benchmarking activities which we believe are important to ensure that the Company continues to provide its executives with competitive total compensation opportunities. For example, we disclosed the targeted percentiles for the Company’s named executive officers’ base salaries (page 20 of the 2007 Proxy Statement) and annual Results-Based Incentive (“RBI”) (page 21 of the 2007 Proxy Statement), as well as the comparability of its perquisites and retirement benefits to those offered by companies in its core and broader peer groups (page 24 of the 2007 Proxy Statement). We also disclosed that the Company targeted, on average, its named executive officers’ total direct compensation at the median of its peer group, and targeted its named executive officers’ total direct compensation between the 50th and 75th percentiles (with the average amount approximating the median).

With respect to additional benchmarking activities, the Company also targets its named executive officers’ long-term incentives (the Long-Term Performance Plan (“LTPP”) and restricted stock awards) at approximately the market median. The Company considers market data for perquisites and retirement benefits and its benefits generally approximate the market median. Raytheon also considers market data for severance and change–in-control arrangements and its payment levels generally approximate the market median.

As discussed in the 2007 Proxy Statements, while we use market data to target a general range for each element of compensation, benchmarking is not the sole factor in compensation decisions made by the Management Development and Compensation Committee (the “MDCC”). For example, while the compensation elements of the Company’s executive compensation program are generally targeted on average for its executives at the market median of the peer group, from time to time, the actual target amounts for an individual executive may vary from the peer group 50th percentile for a number of reasons. The reasons for such variances, which can be either positive or negative, include the factors discussed on pages 20 and 21 of the 2007 Proxy Statement with respect to the setting of base salaries. We note that we consider the executive’s experience, personal contribution to the Company’s performance, among other factors, and that these factors could cause an individual executive’s base salary to be above or below the market median. However, except for variances specifically discussed in the 2007 Proxy Statement, we do not believe that these variances from the market median are material to an understanding of the Company’s executive compensation program.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

With respect to instances where actual compensation materially differed from a targeted amount, such differences are largely due to Raytheon’s performance and individual performance and changes in Raytheon’s stock price. For example, as discussed in the 2007 Proxy Statement, Raytheon’s 2006 RBI payments to the named executive officers generally exceeded their RBI targets and the 2004-2006 LTPP award payments exceeded their LTPP targets. On pages 21 and 22 of the 2007 Proxy Statement, we discuss in detail the funding of the 2006 RBI pool, noting that such pool was funded at 118.3% of target based on Raytheon’s performance with respect to the five RBI funding metrics. However, as noted, such amounts are used for determining the available RBI funding pool and an individual RBI participant’s actual payment is based on his or her contribution to the Company’s performance, as well as his or her achievement of individual performance objectives based on an assessment of the participant’s manager. Due to the personal and tailored nature of these objectives, the assessment of an individual’s contribution to overall performance and achievement of these objectives is necessarily more subjective than the Company’s achievement of its financial goals, and its impact on an executive’s actual payment will vary.

We have identified the Company’s core peer group and broader peer group on page 19 of the 2007 Proxy Statement. Except as indicated in the 2007 Proxy Statement, Raytheon benchmarks against its broader peer group, though it may consider certain core peer group compensation data.

In response to the Staff’s comment, we will include in future filings that require disclosure pursuant to Item 402 of Regulation S-K certain additional details regarding the Company’s benchmarking activities.

Elements of our Compensation Program, page 20

4.

Please provide a quantitative discussion of all of the necessary targets to be achieved in order for your executive officers to earn their annual and long-term incentive compensation. Although you have disclosed the metrics upon which performance will be measured (bookings, net sales, etc.), you have not, in each instance, disclosed the specific targets. For example, you have not disclosed your annual targets for bookings, net sales or long-term targets for total shareholder return. Please clearly explain how your incentive awards are specifically structured around such performance goals and individual objectives. Note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of target information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals are not sufficient. Provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

Company Response:

[CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY PURSUANT TO COMMISSION RULE 83.]

5.	Please explain how bookings, net sales, free cash flow, return on invested capital, and total shareholder return and any other relevant metrics are calculated for purposes of executive compensation.

Company Response:

On page 21 of the 2007 Proxy Statement, we describe in non-financial terms the five metrics, bookings, net sales, free cash flow (“FCF”), operating profit from continuing operations, and return on invested capital (“ROIC”) for funding of its RBI pool. Of these metrics, bookings, net sales and operating profit from continuing operations are financial measures under generally accepted accounting principles (“GAAP”) and are disclosed in the Company’s financial statements which are filed with its periodic Commission filings under the Exchange Act. With respect to the remaining two metrics, ROIC and FCF, and total shareholder return (“TSR”), which is used as a metric for Raytheon’s LTPP program, as well as any other metrics that are non-GAAP financial measures, we will include in those future filings that require disclosure pursuant to Item 402 of Regulation S-K an explanation of how such non-GAAP financial measure metrics are calculated for purposes of executive compensation, such as the following:

•

ROIC is (a) (i) income from continuing operations plus (ii) after-tax net interest expense plus (iii) one-third of operating lease expense after-tax (estimate of interest portion of operating lease expense) divided by (b) average invested capital after capitalizing operating leases (operating lease expense times a multiplier of 8),

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

adding financial guarantees.

•	FCF is operating cash flow less capital expenditures and internal software spending.

•	TSR is stock price appreciation over the applicable period plus reinvested dividends paid during the applicable period.

6.	Your disclosure suggests that individual performance is a significant factor considered by the committee. For each element of compensation, including annual incentive compensation, please provide a complete discussion of the effect of individual performance. Analyze how individual performance contributed to actual 2006 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Company Response:

As discussed in the 2007 Proxy Statement, an executive’s actual RBI payment is based on his or her contribution to the Company’s performance, as well as his or her achievement of individual performance objectives based on an assessment of his or her manager. Each of the named executive officers had a number of specific goals and objectives that are reflective of individual roles and responsibilities, and that are aligned with the overall business financial and strategic goals. For example, Raytheon’s CEO had a number of individual goals ranging from Company financial goals, such as those used in funding the RBI pool, strategic goals, including developing the Company’s long-term growth plan, and operational goals, including enhancing the Company’s Six Sigma activities and winning certain programs. Furthermore, in his capacity as Chairman of the Board, the CEO also had goals relating to improving the operation and administration of the Board and its committees in a number of areas. The goals of Raytheon’s CFO ranged from Company financial goals, developing the leadership of the finance organization, improving employee survey results and working on various mergers and acquisitions. The goals of Raytheon’s General Counsel ranged from developing and maintaining leading corporate governance and regulatory compliance at the Company, developing the legal organization across the Company and resolving certain litigation matters. Raytheon’s remaining two named executive officers, who each headed a substantial business unit, had individual goals ranging from the financial goals of such executive’s business unit, as well as Company financial goals, improving certain

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

program performance, improving employee survey results and developing the leadership at such business unit.

As discussed on page 22 of the 2007 Proxy Statement, the MDCC sets the CEO’s individual goals, and the CEO approves the individual goals of the other named executive officers. At the end of the year, the CEO recommends to the MDCC the RBI payouts for the named executive officers other than himself. Before making recommendations to the full Board regarding RBI payments, the MDCC assesses the CEO’s performance against his individual objectives and considers the accomplishments of the other named executive officers. The full Board considers the MDCC’s recommendations and approves all of the named executive officers’ RBI payouts. Due to the personal and tailored nature of these objectives, the assessment of an individual’s contribution to overall Company performance and achievement of these objectives is necessarily more subjective than the Company’s achievement of its financial goals, and its impact on an executive’s actual RBI payout will vary. While an executive’s contribution to overall Company performance and performance against his or her individual performance objectives are rewarded, the MDCC seeks to reward and differentiate truly extraordinary performance among an overall team of talented, high performing executives.

As discussed on page 22 of the 2007 Proxy Statement, we also consider individual performance and other factors in setting the base salaries of the named executive officers and these factors could cause an individual executive’s base salary to be above or below the market median. However, except for variances that we specifically discussed in the 2007 Proxy Statement, we do not believe that these variances from the market median are material to an understanding of the Company’s executive compensation program.

We will include in those future filings that require disclosure pursuant to Item 402 of Regulation S-K, to the extent material, more specific disclosure on individual performance objectives for each named executive officer and the impact of individual performance on each named executive officer’s RBI payment.

7.

As noted in Section II.B.1 of Commission Release 33-8732A, the Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Please provide a more detailed analysis of how and why the compensation of Mr. Swanson differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive officer

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

are materially different than the other officers, please disclose on an individualized basis.

Company Response:

There are no material differences in Raytheon compensation policies and practices with respect to the named executive officers, including the CEO. For example, Raytheon’s policies and practices with respect to benchmarking, at-risk compensation, long-term versus annual incentive compensation and others are generally the same.

As discussed in the 2007 Proxy Statement, we generally target the CEO’s compensation, as well as the Company’s other named executive officers’ compensation, at the market median. As a result, we believe that the CEO’s compensation differs from the compensation of the other named executive officers in a manner that largely is consistent with others in its peer group and that such difference is largely driven by the market.

In addition, the total compensation of Raytheon’s CEO in 2006 differed from the compensation of the other named executive officers because he experienced a significant change in the value of his accumulated pension plan benefit ($3,128,982 versus $484,692 for the next highest change). The reason for the 2006 change is that the CEO’s pension benefit (which, like all participants, is based on final average compensation – or the average of the 60 highest consecutive months of compensation in the final 120 months of employment) was in 2006 nearly entirely based on his compensation as CEO and/or President as opposed to his previous compensation as an Executive Vice President.

In response to the Staff’s comment, we will include in those future filings that require disclosure pursuant to Item 402 of Regulation S-K, to the extent material, more detailed disclosures regarding how and why the compensation of the CEO differs from that of the other named executive officers.

Potential Payments Upon Termination or Change-in-Control, page 39

8.	Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined for purposes of termination and severance

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

packages. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also disclose in the Compensation Discussion and Analysis how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Company Response:

We consider market data for the Company’s severance and change-in-control arrangements and Raytheon’s payment levels generally approximate the median of its peer groups’ levels. Furthermore, as discussed on pages 25 and 26 of the 2007 Proxy Statement, we offer certain severance arrangements to retain and attract executives who may otherwise desire the protection of a long-term employment contract, and we offer change-in-control benefits to reduce the personal uncertainties and distractions resulting from a potential acquisition of the Company, thereby enabling executives to focus on the Company’s business and encouraging them to stay on board to see the transaction through to completion. These arrangements are part of the Company’s overall compensation packages for executives, which are designed to be competitive.

In response to the Staff’s comment, we will include in those future filings that require disclosure pursuant to Item 402 of Regulation S-K, to the extent material, more detailed disclosures regarding how these arrangements fit into the Company’s overall compensation objectives and affect the decisions we made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

* * *

As requested in the Comment Letter, we hereby acknowledge that:

•	Raytheon is responsible for the adequacy and accuracy of the disclosure in its future filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to Raytheon’s future filings; and

•	Raytheon may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83

United States Securities and Exchange Commission

October 26, 2007

If you have any questions, or require any additional information, please feel free to contact me at (781) 522-5096.

Yours truly,

/s/ Jay B. Stephens
Jay B. Stephens

Enclosures

cc:	William H. Swanson

Keith J. Peden

CONFIDENTIAL TREATMENT REQUESTED BY RAYTHEON COMPANY

PURSUANT TO COMMISSION RULE 83